ALLIED GOLD MINING PLC

Incorporated in England and Wales
Registered Number 7553802

APPENDIX 4E
AND
PRELIMINARY FINANCIAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2011

All amounts are in United States dollars unless otherwise stated.

The preliminary financial report accompanying the Appendix 4E of Allied Gold Mining PLC for the twelve months ended December 31, 2011 have been prepared by and are the responsibility of the Company's management. The final preliminary report has been approved for release by the Company's Audit, Risk and Compliance Committee. The amounts presented in this preliminary financial report are in the process of being audited.

The amounts in the interim consolidation financial report have been rounded to the nearest thousand dollars unless otherwise stated.

Results for announcement to the market

1.		CURRENT YEAR TO 31 DEC 2011 $000	COMPARATIVE PERIOD TO 31 DEC 2010 $000	
2.1	Revenues	146,404	80,948	UP 81%
2.2	(Loss)/profit after tax attributable to members	(5,974)	5,765	DOWN 203%
2.3	Net (loss)/profit attributable to members of the company	(5,974)	5,765	DOWN 203%
2.4	Dividends (interim and final)	$NIL PER SECURITY	$NIL PER SECURITY	
2.5	Record date for determining entitlements to dividends	N/A	N/A	
2.6	A detailed commentary on the results for announcement to the market is available in the preliminary financial report for the year ended 31 December 2011 accompanying this report.			

3. ***Additional dividend/distribution information***

Details of dividends/distributions declared or paid during or subsequent to the year ended 31 December 2011 are as follows:

Record date	Payment date	Type	Amount per security	Total dividend	Franked amount per security	Foreign sourced dividend amount per security
NIL	NIL	NIL	NIL¢	NIL¢	NIL¢	NIL¢

4. ***There are no dividend or distribution reinvestment plans in operation.***

5. ***Net tangible assets per security***

	YEAR TO 31 DEC 2011	YEAR TO 31 DEC 2010
Number of shares outstanding at end of period	204,317,172	173,701,095
Net tangible assets	620,507,000	500,120,000
Net tangible asset backing per ordinary security	3.04	2.88

6. ***Details of entities over which control has been gained during the period.***

None

7. ***Details of entities over which control has been lost during the period.***

None

8. ***Details of aggregate share of profits (losses) of associates and joint venture entities***

Name	Ownership interest		Aggregate share of profits, where material		Contribution to net profit/(losses), where material	
	Dec 2011 %	Dec 2010 %	Dec 2011 $000	Dec 2010 $000	Dec 2011 $000	Dec 2010 $000
n/a	n/a	n/a	n/a	n/a	n/a	n/a

9. ***There have been no returns to shareholders (including distributions and buy backs) during the year to 31 December 2011.***

10. ***Significant features of operating performance***

Refer to the preliminary financial statements for the year ended 31 December 2011 accompanying this report.

11. ***Matters subsequent to the end of the financial year***

On December 30, 2011, the Group entered into a 3-year $80 million gold prepayment facility. The facility was drawn down on January 3, 2012 and was used to repay the Company's $55 million in financing facilities provided by the International Finance Corporation and the Bank of South Pacific, with the balance of the funds providing substantial liquidity for the Group as it completes its existing capital expenditure projects.

No other matter or circumstance has arisen since September 30, 2011 that has significantly affected, or may significantly affect:

a. The Group's operations in future financial years, or
b. The results of those operations in future financial years, or
c. The Group's state of affairs in future financial years.

12. ***Discussion of trends in performance***

Refer to the preliminary financial statements for the year ended 31 December 2011 accompanying this report.

13. ***Any other factors which have affected the results in the period or which are likely to affect results in the future, including those where the effect could not be quantified.***

Refer to the preliminary financial statements for the year ended 31 December 2011 accompanying this report.

14. ***This preliminary financial report is in the process of being audited.***

....

Peter Torre
Company Secretary
29 February 2012

ALLIED GOLD MINING PLC

Incorporated in England and Wales
Registered Number 7553802

PRELIMINARY RESULTS FOR 12 MONTHS ENDED DECEMBER 31, 2011

All amounts are in United States dollars unless otherwise stated.

These preliminary consolidated financial reports of the Allied Gold Mining PLC group for the twelve months ended December 31, 2011 have been prepared by and are the responsibility of the Company's management. The preliminary consolidated financial reports have been approved for release by the Company's Audit, Risk and Compliance Committee. The amounts presented in these preliminary consolidated financial reports for twelve months to December 31, 2011 have not been subject to review or audit by the Company's auditor.

The amounts in the preliminary consolidated financial report have been rounded to the nearest thousand dollars unless otherwise stated.

Allied Gold Mining PLC ("Allied Gold" or "the Company") is incorporated and registered as a public limited company in the United Kingdom. The Company's registered office is in London and it is listed on the Main Market of the London Stock Exchange under the symbol, ALD.

On June 30, 2011, Allied Gold Limited, a company incorporated in Australia, successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC, a company incorporated in the United Kingdom, became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") London Stock Exchange PLC ("LSE") and commenced trading on the LSE's main market for listed securities ("Main Market") on June 30, 2011. At admission, Allied Gold Mining PLC had issued capital of 199,755,017 shares and had 10,172,904 options on issue. At December 31, 2011 the Company had 204,317,172 shares and 5,195,830 options on issue.

All disclosures of shares and options in the report reflect this change as though the six for one exchange had always been in place.

PRINCIPAL ACTIVITIES

Allied Gold is a gold producer, developer and exploration Company. Allied Gold's major assets are its 100% owned Simberi gold project (the "Simberi Project"), which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG and its 100% interest in the Gold Ridge Gold Project ("Gold Ridge") which is located on Guadalcanal Island in the Solomon Islands.

RESULTS

Allied Gold Mining PLC produced 108,338 ounces of gold in the year to December 2011, which was up 55% compared with the prior year. The increase was primarily due to the inclusion of production from the Gold Ridge project, which was acquired in March 2010, and resumed operations in March 2011 following an extensive refurbishment program. Gold Ridge contributed 51,054 ounces in the year to December 2011, and Simberi produced 57,284 ounces.

While significantly higher than the prior year, production in 2011 was impacted by mechanical issues and wet weather at Simberi and restricted access to high grade ore at Gold Ridge.

Higher group production, together with a 33% rise in the average realised gold price to $1,620 per ounce, led to an 81% increase in revenue to $146.4 million for the year. Higher output, together with rising input costs, saw the cost of sales increase 87% to $130.1 million for the year, leaving gross profit at $16.3 million, up 43% compared with the prior corresponding period.

After corporate expenses, increased foreign exchange losses and reduced gains on financial transactions, the profit before tax fell from $5.8 million in 2010, to a loss of $6.0 million in 2011.

Cashflows from operations in the year totalled $22.0 million, compared with a cash outflow from operations of $4.0 million in the prior year.

DIVIDENDS PAID OR RECOMMENDED

No dividends were paid or declared during or in respect of the 2011 year (2010: nil).

REVIEW OF OPERATIONS

Simberi Project

Oxide operations

- Key operating statistics for the mining and processing activities for the period from 1 January 2011 to 31 December 2011 are summarised in the table below:

Key operating statistic	Unit of measure	Volume
Waste mined	tonnes	1,884,616
Ore mined	tonnes	2,111,733
Total mined	tonnes	3,996,349
Ore processed	tonnes	1,881,706
Grade	g/t gold	1.08
Recovery	%	87.6
Gold produced	ounces	57,284
Gold sold	ounces	55,216
Average realised gold price	US$/oz	1,571
Net cash cost	US$/oz	1,021

- Production at Simberi was 57,284 ounces, which was down from 69,974 in the prior year, affected by the following factors:
  - 34 days of lost production (approximately 6,622 ounces of production) in March and April due to repairs to the Simberi tailing disposal tank and system.
  - 25 days of lost production (approximately 4,833 ounces) in October due to repairs to the Ball Mill.
  - Unusually wet weather in August and September impeding access to higher grade pits and restricting the ability to blend ore.

- The cash costs for mining, processing and administration reflect the predominantly fixed cost base being allocated over lower than expected production volumes.

- Initiatives to debottleneck the Simberi plant were successfully delivered during the year to increase mill throughput.

Oxide Expansion

- The Group is currently undertaking incremental expansion of the plant to lift processing capacity to 3.5mtpa, which should increase gold production to approximately 100,000 ounces per annum. Completion of the expansion is forecast to be in the September quarter of 2012.

- As at December 31, 2011 the Group has spent $15.5 million on design, engineering, civil works and ordering of long lead items. The Company expects to expend a further $26 million in 2012. The Simberi expansion also includes installation of a cyanide destruction unit associated with the tailings disposal system, which has been added to the scope of works.

- A semi autogenous grinding (SAG) mill and thickener are on site at Simberi. The Group has the fleet of haulage trucks on site to support the expansion. The major long lead item awaiting delivery is the ore reclaimer which is expected to be delivered to site in the first half of 2012.

- The Group has made allowance for future expansion of the oxide plant to 5mtpa.

Heavy Fuel Oil

- Diesel costs at Simberi are approximately $1.15 per litre, with power generating costs for processing approximately $118 per ounce. As part of lowering operating costs and installing an energy source for the long term, Simberi will transition from diesel fuel generation to heavy fuel oil ("HFO") during mid 2012 to take advantage of the 30% price differential between the landed cost of diesel and HFO. This is expected to reduce the cost of power generation by $30-$50 per ounce based on current market prices.

- Installing HFO is estimated to cost approximately $20 million, including the purchase of generator sets, storage tanks and associated infrastructure. Of the $20 million, approximately $1.9 million had been expended at the end of the December quarter with the remaining $18 million forecast to be expended in the first half of 2012.

Simberi Sulphide Bankable Feasibility Study (BFS)

- Resource drilling and study work continued during the period with a new resource estimate expected in June 2012 prior to the finalization of a Bankable Feasibility Study ("BFS") due in the September quarter 2012.

- The Company already has one million ounces of Simberi sulphides in reserves. One of the key objectives of the BFS is to ensure the technical parameters of the probable roaster technology are fully understood and that the associated capital cost is confirmed. It is anticipated that the BFS will conclude with a scope for a 2.5 mtpa roaster producing 130,000-150,000 ounces per annum over a 7-10 year period. The possible sulphide development would occur mid-decade once sufficient volumes of the oxide cap at Simberi have been processed.

Exploration

- At Simberi, exploration comprised both metallurgical and exploration core drilling for the Simberi Sulphide BFS, due to be presented in 2012. A total of 4,313 metres were drilled in 20 core holes, which, while intending to provide metallurgical samples for the BFS, were also designed to increase the drill density within the Pigiput resource model area. The assay results are in-line with expectations and allow the resources classification to be reviewed when re-estimated in the March quarter 2012.

- Elsewhere, exploration drilling located mineralisation warranting further investigation. Current exploration activity also includes core drilling of at-depth IP chargeability responses between the Pigibo and Pigiput deposits and mapping and surface sampling of areas around the Sorowar deposit.

Gold Ridge Project

- Key operating statistics for the mining and processing activities for the period from January 1, 2011 to December 31, 2011 are summarised in the table below:

Key operating statistic	Unit of measure	Volume
Waste mined	tonnes	3,295,901
Ore mined	tonnes	1,480,275
Total mined	tonnes	4,776,176
Ore processed	tonnes	1,377,870
Grade	g/t gold	1.66
Recovery	%	68.7
Gold produced	ounces	51,054
Gold sold	ounces	39,060
Average realised gold price	US$/oz	1,689
Net cash cost	US$/oz	1,274

- Official re-opening ceremony was held with Government and community leaders on March 23, 2011.
- First gold was poured in March 2011. This was achieved within a year of the commencement of the redevelopment of the project and following the investment of $150 million into the redevelopment and refurbishment of the mine.
- Commissioning activities continued through to June 2011 as ramp up to full scale production was undertaken.
- During commissioning of the plant, all production costs have been capitalized, net of any revenue that was generated from gold sales.
- Gold Ridge produced 51,054 ounces for the year. Production was affected by reliance on lower grade remnant ore material from the Valehaichichi pit pending completion of construction of access roads into the Dawsons and Kupers pits. Construction of these haul roads was accelerated as accessing these pits will provide more flexibility and optimise ore blending strategies.
- A review in December of the crushing, conveying and processing circuits by the Group's newly appointed GM Operations has identified several opportunities for enhancements to lift plant throughput. Enhanced supervision of the hopper area and more direct tipping by trucks into the hopper have lifted the feed rate at the end of the period. The Company continues to refine blending and assess other initiatives to optimise the processing circuit.
- The cash cost reflects the spreading of Gold Ridge's largely fixed costs over production volumes that were below the expected annual run rate of 105,000 ounces. In addition, cash costs include approximately $2.5 million of write-offs in materials carried forward from the construction phase that are no longer required by operations.

Exploration – Gold Ridge

- Exploration core drilling continued during the period targeting at depth and along strike extensions of the Namachamata and Valehaichichi deposits. The programme is continuing with holes targeting possible extensions and feed structures immediately below the open pit.

Exploration – Avu Avu

- Towards the end of 2011 preliminary contacts were made with landowner groups in the 122 sq. km Avu Avu Prospecting Licence area on the central southern coast of Guadalcanal. This is an initial step towards negotiating a Surface Access Agreement with local landowners, a prerequisite to the granting of full exploration rights.

- The Avu Avu Prospecting Licence application is based on a review of historical exploration records that report anomalous copper values in surface samples. Once access is granted, the Group plans to undertake grass roots surface exploration to confirm and subsequently delimit areas of copper anomalism.

Corporate

- On June 30, 2011, Mr. Frank Terranova was appointed Managing Director and CEO, whilst founding Chairman, Mr. Mark Caruso, became Non Executive Chairman.

- In April 2011 (prior to the implementation of the Shares and Options Schemes of Arrangement), Allied Gold Limited successfully completed an equity fundraising, raising gross proceeds of $94 million.

- During the year, 1,500,000 unlisted options were issued to Non Executive Director, Mr. Sean Harvey as approved at the Extraordinary General Meeting on June 6, 2011. These options were converted to 249,999 options in Allied Gold PLC as part of the Option Scheme of Arrangement. These options had expired, unexercised, by the end of the period.

- On December 30, 2011, the Group entered into a 3-year $80 million gold prepayment facility. The facility was drawn down on January 3, 2012 and was used to repay the Company's $55 million in financing facilities provided by the International Finance Corporation and the Bank of South Pacific, with the balance of the funds providing substantial liquidity for the Group as it completes its existing capital expenditure projects.

  The 3-year loan is repayable in physical gold and the number of ounces to be provided is linked to the prevailing gold price. The notional repayment obligation over the three years is 66,240oz with a reference price of US$1,500. There is no explicit interest rate stated in the facility due to the physical delivery mechanism of the loan and the monthly amortization of the outstanding balance. The minimum ounces repayable over the term of the facility (principal and interest) is 56,304oz and the maximum ounces repayable over the three year period is 76,176oz.

SUBSEQUENT EVENTS

As noted in the review of operations above, on December 30, 2011, the Group entered into a 3-year $80 million gold prepayment facility. The facility was drawn down on January 3, 2012 and was used to repay the Company's $55 million in financing facilities provided by the International Finance Corporation and the Bank of South Pacific, with the balance of the funds providing substantial liquidity for the Group as it completes its existing capital expenditure projects.

No other matter or circumstance has arisen since 31 December 2011 that has significantly affected, or may significantly affect:

(a) the Group's operations in future financial years; or
(b) the results of those operations in future financial years; or
(c) the Group's state of affairs in future financial years.

UNDER OPTIONS

Allied Gold Mining PLC has 5,195,830 ordinary shares under option at the date of this report.

SHARES ISSUED ON THE EXERCISE OF OPTIONS

During the year ended December 31, 2011, 3,193,748 shares in Allied Gold Mining PLC were issued on the exercise of options, at £1.26 each. The options exercised had been granted in the prior financial years. Under the Options Scheme of Arrangement, Allied Gold Limited's options on issue as at June 30, 2011 were exchanged on a six for one basis for Allied Gold Mining PLC options. There have been no further Allied Gold Mining PLC options issued since balance sheet date.

SCHEDULE OF MINING TENEMENTS

Mining Tenements currently held by the Group are:

Simberi Gold Company Limited owns ML136 covering the eastern portion of Simberi Island, the northern most island of the Tabar group, off New Ireland, Papua New Guinea. The Tabar Exploration Limited owns EL609 which covers all of Tatau and Tabar Islands, as well as the ground on Simberi Island not covered by ML136. EL609 expired in May 2011 and is currently the subject of an application for renewal for an additional two-year term.

The Gold Ridge Project consists of a Mining Lease granted 12 March 1997 (No 1/1997) that covers an area of $30km^2$ and a special prospecting licence (SPL194) that covers an area of $130km^2$. The grant of SPL194 does not fully crystallise until the Mining Group enters into an 'access rights agreement' with the landowners of the land subject of SPL194 pursuant to the Mines and Minerals Act (SI) 1996. That agreement is in an advanced state of negotiations and is expected to be finalised in 2012.

ENVIRONMENTAL REGULATIONS

In the course of its normal mining and exploration activities the Group adheres to environmental regulations imposed upon it by the various regulatory authorities, particularly those regulations relating to ground disturbance and the protection of rare and endangered flora and fauna. The Group has complied with all material environmental requirements up to the date of this report.

OTHER INFORMATION

The registered office of the Company is 3 More London Riverside, London SE1 2AQ, United Kingdom. The Company's corporate office is based at Building 23, 2404 Logan Road, Eight Mile Plains, Queensland, 4113.

	Note	Unaudited 2011 $000	2010 $000
Continuing Operations			
Revenue	5	146,404	80,948
Cost of sales	6	(130,096)	(69,515)
Gross profit		16,308	11,433
Gains on derivatives		-	684
Corporate expenses		(13,752)	(12,592)
Share based remuneration		(52)	1,306
Impairment of available for sale assets		-	(8)
Loss on disposal of available for sale asset		(17)	-
Loss on disposal of subsidiary		(172)	-
Foreign exchange (loss)/gain		(4,055)	1,689
Other income	5	2,906	8,257
Financial expenses	7	(7,140)	(5,004)
Profit/(loss) from continuing operations before tax		**(5,974)**	**5,765**
Income tax benefit/(expense)		-	-
Profit/(loss) for the period after tax		**(5,974)**	**5,765**
Other comprehensive income			
Foreign currency translation difference-on translation of foreign controlled entity		-	5,297
Foreign currency translation difference – transferred to loss on disposal of foreign subsidiary		(12)	-
Effective portion of changes in fair value of cash flow hedges, net of tax		-	(757)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		-	12,101
Changes in fair value of available for sale assets, net of tax		(957)	1,790
Changes in the fair value of available for sale assets transferred to profit, net of tax		-	(1,081)
Other comprehensive income/(loss) for the period		**(969)**	**17,350**
Total comprehensive income/(loss) for the period		**(6,943)**	**23,115**
Profit per share for the loss attributable to the ordinary equity holders of Allied Gold Mining PLC		**Cents**	**Cents**
Basic earnings per share (cents)*		(3.08)	3.33
Diluted earnings per share (cents)*		(3.08)	3.30

*comparative adjusted for 1 for 6 share consolidation which was undertaken on June 30, 2011 as part of the Scheme Arrangement as approved by shareholders on June 6, 2011.

The accompanying notes are an integral part of this preliminary consolidated financial report.

	Note	Unaudited 2011 $000	2010 $000
NON-CURRENT ASSETS			
Property, plant and equipment	8	473,267	403,555
Exploration and evaluation expenditure	9	36,997	27,307
Intangible assets		882	-
Available for sale financial assets		1,610	1,147
Total Non-Current Assets		512,756	432,009
CURRENT ASSETS			
Cash and cash equivalents		21,531	39,194
Trade and other receivables		2,160	4,403
Inventories	10	80,335	22,911
Other assets		4,607	1,603
Total Current Assets		108,633	68,111
Total Assets		**621,389**	**500,120**
EQUITY			
Share Capital	11	32,852	397,651
Share Premium	11	8,586	-
Reserves		477,854	23,448
Accumulated losses		(12,602)	(6,628)
Total equity		**506,690**	**414,471**
NON CURRENT LIABILITIES			
Borrowings	12	9,393	46,047
Provisions	13	22,726	10,527
Total Non-Current Liabilities		32,119	56,574
CURRENT LIABILITIES			
Trade and other payables	14	40,609	15,446
Borrowings	12	40,404	12,372
Provisions	13	1,567	1,257
Total Current Liabilities		82,580	29,075
Total Liabilities		**114,699**	**85,649**
Total Equity and Liabilities		**621,389**	**500,120**

The accompanying notes are an integral part of this preliminary consolidated financial report.

	Unaudited								
	Share capital $'000	Share premium $'000	Accumulated losses $'000	Share-based payments reserve $'000	Foreign exchange translation reserve $'000	Available for sale investments revaluation reserve $'000	Treasury share reserve $'000	Capital reserve $'000	Total $'000
Balance at 31 December 2010	397,651	-	(6,628)	16,492	5,831	1,125	-	-	414,471
Profit after tax	-	-	(5,974)	-	-	-	-	-	(5,974)
Foreign currency translation differences – transferred to profit and loss on disposal of foreign subsidiary	-	-	-	-	(12)	-	-	-	(12)
Net change in the fair value for available for sale financial assets, net of tax	-	-	-	-	-	(957)	-	-	(957)
Total comprehensive income for the period	-	-	(5,974)	-	(12)	(957)	-	-	(6,943)
Issue of ordinary shares, net of transaction costs	95,548	-	-	-	-	-	-	-	95,548
Transfer to capital reserve upon establishment of Allied Gold Mining PLC	(461,064)	-						461,064	-
Share based payments	213	2,739	-	52	-	-	-	-	3,004
Purchase of shares by employee benefit trust	-	-	-	-	-	-	(5,741)	-	(5,741)
Share options exercised	504	5,847	-	-	-	-	-	-	6,351
Balance at 31 December 2011	32,852	8,586	(12,602)	16,544	5,819	168	(5,741)	461,064	506,690

The accompanying notes are an integral part of this preliminary consolidated financial report.

	Share capital $'000	Accumulated losses $'000	Share-based payments reserve $'000	Foreign exchange translation reserve $'000	Available for sale investments revaluation reserve $'000	Cash flow hedging reserve $'000	Total $'000
Balance at 1 January 2010	**397,358**	**(12,393)**	**17,798**	**534**	**416**	**(11,344)**	**392,369**
Profit after tax	-	5,765	-	-	-	-	5,765
Foreign currency translation differences	-	-	-	5,297	-	-	5,297
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	(757)	(757)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax	-	-	-	-	-	12,101	12,101
Change in the fair value of available for sale financial assets, net of tax	-	-	-	-	1,790	-	1,790
Change in the fair value of available for sale financial assets transferred to profit and loss, net of tax	-	-	-	-	(1,081)	-	(1,081)
Total comprehensive income for the period	**-**	**5,765**	**-**	**5,297**	**709**	**11,344**	**23,115**
Issue of ordinary shares, net of transaction costs	293	-	-	-	-	-	293
Share based payments	-	-	(1,306)	-	-	-	(1,306)
Balance at 31 December 2010	**397,651**	**(6,628)**	**16,492**	**5,831**	**1,125**	**-**	**414,471**

The accompanying notes are an integral part of this preliminary consolidated financial report.

	Unaudited 2011 $000	2010 $000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	147,950	86,959
Payments to suppliers & employees	(124,388)	(69,586)
Payments made to close out hedge book	-	(19,149)
Interest received	890	2,263
Interest paid	(2,455)	(4,482)
Net cash from/ (used in) operating activities	**21,997**	**(3,995)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equity investments	(1,496)	(16)
Proceeds from sale of equity investments	60	1,295
Purchase of plant & equipment	(104,534)	(153,602)
Development expenditure	(10,722)	(8,026)
Exploration and evaluation expenditure	(1,447)	(12,089)
Purchase of shares by employee benefit trust	(5,741)	-
Net cash used in investing activities	**(123,880)**	**(172,438)**
CASH FLOWS FROM FINANCING ACTIVTIES		
Proceeds from the issue of securities	107,059	707
Costs of raising equity capital	(5,160)	(414)
Proceeds from borrowings	4,262	59,774
Finance lease payments	(11,524)	(4,109)
Repayments of borrowings	(8,136)	(8,348)
Net cash from financing activities	**86,501**	**47,610**
Net decrease in cash held	**(15,382)**	**(128,823)**
Cash at beginning of the period	39,194	168,909
Effects of exchange rate changes on the balance of cash and cash equivalents	(2,281)	(892)
Cash and cash equivalents at end of the period	**21,531**	**39,194**

The accompanying notes are an integral part of this preliminary consolidated financial report.

1. General Information

Allied Gold Mining PLC ("the Company") was incorporated in the United Kingdom on March 7, 2011 and the principal legislation under which it operates is the Companies Act 2006 (United Kingdom ("UK")). The address of the registered office is 3 More London Riverside, London SE1 2AQ, United Kingdom.

On June 30, 2011, Allied Gold Limited (being the previous holding company of the Allied Gold Group ("the Group")) successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the London Stock Exchange PLC ("LSE") and commenced trading on LSE's main market for listed securities ("Main Market") on June 30, 2011. At admission, Allied Gold Mining PLC had issued capital of 199,755,017 shares and had 10,172,904 options on issue. At December 31, 2011 the Company had 204,317,172 shares and 5,195,830 options on issue.

The company's securities are also traded on the Australian Securities Exchange and the Toronto Stock Exchange.

The Company's annual balance date is December 31. To provide greater consistency with reporting by other mining companies listed on the Main Market, and as an international gold producer, explorer and developer with two operating mines, Allied Gold Group has adopted United States ($) dollars as its functional currency as of July 1, 2011 and the results in this report are in United States dollars unless stated otherwise. Please refer to Note 2 of this report for the basis of preparation of the preliminary financial report, including the application of merger accounting.

Allied Gold Mining PLC is a pacific rim gold producer, developer and exploration company. It owns 100% of the Simberi gold project, located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG, and has a 100% interest in Gold Ridge gold project, located on Guadalcanal Island in the Solomon Islands.

2. Basis of preparation of the preliminary consolidated financial report

This preliminary announcement does not constitute the Group's full financial statements for 2011. This preliminary announcement is based on accounts which are in the process of being audited and will be approved by the Board and subsequently filed with the Registrar of Companies. Accordingly, the financial information for 2011 is unaudited and does not have the status of statutory accounts within the meaning of Section 435 of the Companies Act 2006. December 31, 2011 is the end of the company's first accounting period. The comparatives for 2010 have been prepared on a merger accounting basis (as explained more fully in note 2(a)) and have neither been audited nor reported on previously.

The accounting policies applied by the Group in this preliminary consolidated financial report are the same as those applied by the Group's audited financial statements for the six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus dated June 17, 2011 except for the following:

(a) Merger accounting

The accounting treatment in relation to the addition of Allied Gold Mining PLC as a new UK holding company of the Group falls outside the scope of the *International Financial Reporting Standards 3-Business Combinations*. The share scheme arrangement is not accounted for as a reverse acquisition as Allied Gold Mining PLC was not a business in accordance with the standard at the time that the Share Scheme became effective. The relative rights of the shareholders remain unaltered post transaction.

2. Basis of preparation of the preliminary consolidated financial report (*continued*)

Paragraph 10 of *International Accounting Standards 8-Accounting Policies, Changes in Accounting Estimates and Errors* requires management to use its judgement in developing and applying a policy that is relevant, reliable, represents faithfully the transaction, reflects the economic substance of the transaction, is neutral, is prudent, and is complete in all material respects when selecting the appropriate methodology for consolidation accounting.

Paragraph 13 of the *Financial Reporting Standard 6 ("FRS")- Acquisitions and Mergers (UK)* permits merger accounting as a result of a group reconstruction when an addition of a new parent company does not alter the relative rights of the shareholders and is facilitated entirely by a share for share exchange.

Management believes that it has met the criteria as defined by paragraph 13 of FRS-6 and has treated the insertion of Allied Gold Mining PLC as a group reconstruction and have applied the FRS-6 merger accounting principles to prepare the preliminary consolidated financial statements and treated the reconstructed group as if it had always been in existence.

The consolidated preliminary financial statements of Allied Gold Mining PLC have been prepared as if it had been in existence and the results for the year to December 2011 including comparatives results are of the Allied Gold Limited consolidated group.

(b) **Functional currency**

Prior to June 30, 2011 the functional currency of the Allied Gold Group was Australian dollars. Allied Gold Mining PLC reported its June 30, 2011 interim consolidated results using United States dollars as its presentation currency.

From July 1, 2011 a number of factors have changed that have led to the conclusion that the USD is now more reflective of the underlying operations of the Group and as such the USD has been selected as the functional currency of the Group effective from July 1, 2011. The principle underlying reasons for the change in functional currency are set out below:

- From July 1, 2011, the Gold Ridge project entered the commercial production phase of its operations as determined under the accounting standards. This implies that GRML is now in a position to generate operating cash flows and to fund its own operations using USD proceeds derived from gold sales.
- The Simberi project has demonstrated an ability to generate positive operating cash flows from its operations and as such is in a position to fund its ongoing operations without recourse to the parent entity.
- As the two operating entities are generating positive operating cash flows, those cash flows are required, under foreign exchange control regulations in PNG and the Solomon Islands, to be retained in the approved USD bank accounts for the respective operating entity.
- From June 30, 2011, the head entity of the Group is a UK domiciled Plc which has its primary listing on the LSE. On this basis it is likely that future capital raisings will be denominated in a currency other than AUD.
- Taking account of the above it has been determined appropriate to convert the intercompany loans previously denominated in AUD to USD such that those debts are repayable in the same currency as which the operating entities generate their sales revenue and in doing so minimizes the impact of foreign exchange fluctuations on the standalone financial statements of the operating companies.

On the basis of the above management considers that the requirement for a "trigger" to be present before the functional currency can be changed has been satisfied in the form of the transition of Gold Ridge to commercial production, the change in the domicile of the parent entity of the group and the change in the currency in which intercompany loans are denominated.

2. Basis of preparation of the preliminary consolidated financial report (*continued*)

IAS 21 requires that "*The effect of a change in functional currency is accounted for prospectively. In other words, an entity translates all items into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost.*"

The Company adopted the change in functional currency as at July 1, 2011. The functional currency rate applied was US$/A$ 1.0742, hence all statement of financial position and statement of comprehensive income items previously reported in Australian dollars (being the former functional currency) as at and for the periods up to and including June 30, 2011 were translated into US$ using an exchange rate of 1.0742.

Allied Gold PLC reported its results for the six months to June 30, 2011 using United States dollars as its presentation currency and in doing so translated items included in the statement of comprehensive income into US$ at the average exchange rate for the relevant quarter. The table below highlights the significant differences arising from the use of different exchange rates for for translation into the US$ presentation currency as at June 30, 2011 and to account for the adoption of the US$ as the functional currency effective July 1, 2011.

	6 Months to June 30, 2011		
	Presentation currency basis of translation $000	Functional currency basis of translation $000	Difference $000
Statement of Comprehensive Income			
Revenue	44,712	46,673	1,961
Cost of sales	(37,421)	(38,954)	(1,533)
Gross profit	7,291	7,719	428
Other expenses	(10,355)	(10,707)	(352)
Loss for the period after tax	**(3,064)**	**(2,988)**	**76**
Statement of Financial Position	As at 30 June 2011		
Cash and cash equivalents	83,076	83,076	-
Other current assets	59,709	59,487	(222)
Non-current assets	501,018	499,159	(1,859)
Current liabilities	103,268	102,885	383
Non-current liabilities	33,897	33,771	126
Net Assets	**506,638**	**505,066**	**(1,572)**
Contributed equity	423,060	493,241	70,181
Reserves	18,239	22,261	4,022
Foreign currency translation reserve	74,544	(820)	(75,364)
Accumulated losses	(9,205)	(9,616)	(411)
Total Equity	**506,638**	**505,066**	**(1,572)**

3. Estimates

The preparation of the preliminary consolidated financial report is in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

In preparing this preliminary consolidated financial report, there are significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited financial statements for six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus dated June 17, 2011.

4. Segment reporting

Management has determined the operating segments based on reports reviewed by the Managing Director and Executive Management to monitor performance and make strategic decisions. The business is considered from both a geographic and functional perspective and has identified four reportable segments.

Papua New Guinea consists of mining and processing and mineral exploration activities undertaken at the Simberi project.

The Solomon Islands consists of mining and processing and mineral exploration activities undertaken at the Gold Ridge project. During the first six months of the year the Gold Ridge project was not in production, all costs and revenues related to the Gold Ridge project were capitalised for financial reporting purposes. From July 1, 2011 results are reflected in the statement of comprehensive income.

The performance of the two geographic sectors is monitored separately.

The segment information presented to the Managing Director and Executive Management does not include reporting of assets and liabilities or cash flows by segment.

4. Segment reporting (continued)

	Unaudited								
	Papua New Guinea			Solomon Islands			Consolidated		
	Mining and Processing $000	Mineral Exploration[1] $000	Total $000	Mining and Processing[1] $000	Mineral Exploration[1] $000	Total $000	Mining and Processing $000	Mineral Exploration $000	Total $000
2011									
Revenue									
Sales to external customers	88,366	-	88,366	58,038	-	58,038	146,404	-	146,404
Result									
Segment contribution	13,651	(6,392)	7,259	(32,264)	(3,203)	(35,467)	(18,613)	(9,595)	(28,208)
2010									
Revenue									
Sales to external customers	80,948	-	80,948	-	-	-	80,948	-	80,948
Result									
Segment contribution	11,433	(9,482)	1,951	(19,216)	896	(18,320)	(7,783)	(8,586)	(16,369)

[1]In Papua New Guinea and Solomon Islands mineral exploration costs are capitalised for financial reporting in accordance with International Financial Reporting Standards. In the Solomon Islands, revenue, mining and processing costs are recognised in statement of comprehensive income from July 1, 2011. Prior to July 1, 2011 revenue, mining and processing costs for the Solomon Islands were capitalised as assets under construction.

4. Segment reporting (continued)

Reconciliations of reportable segment revenues, profit or loss, assets and liabilities and other material items

	Unaudited 2011 $'000	2010 $'000
Revenues		
Total revenue for reportable segments	146,404	80,948
Group revenue	**146,404**	**80,948**

The Managing Director and Executive Management assess the performance of the operating segments based on a measure of contribution. This measure excludes items such as the effects of equity settled share based payments, and unrealised gains / (losses) on financial instruments. Interest income and expenditure are not allocated to segments, nor are corporate expenses as these activities are centralised.

Segment contribution	**(28,208)**	**(16,369)**
Capitalised expenditure	44,516	27,802
Unrealised gain on derivatives	-	684
Corporate expenses	(13,752)	(12,592)
Share based remuneration	(52)	1,306
Impairment of available for sale assets	-	(8)
Loss on disposal of available for sale asset	(17)	-
Loss on disposal of subsidiary	(172)	-
Foreign exchange (loss)/gain	(4,055)	1,689
Other income	2,906	8,257
Financial costs	(7,140)	(5,004)
Profit/(loss) from continuing operations	**(5,974)**	**5,765**

5. Revenue and other income

(a) Revenue

Gold income	145,406	80,836
By-products	998	112
	146,404	**80,948**

(b) Other income

Net gain on disposal of property, plant and equipment	-	38
Net gain on disposal of investments	-	1,081
Realisation of deferred gain on sale and lease back	1,337	-
Gain on settlement of financial liability	-	4,297
Interest received	785	2,523
Other	784	318
	2,906	**8,257**

6. Costs of Sales

	Unaudited 2011 $'000	2010 $'000
Cost of sales comprise:		
Employee expenses	20,318	10,411
Stores and other consumables	21,489	11,558
Fuel, power and water	27,423	10,929
Maintenance	15,217	10,379
Other	33,794	13,715
	118,241	**56,992**
Depreciation and amortisation charges	30,694	16,040
Changes in inventories and work in progress	(21,772)	(5,604)
	127,163	67,428
Royalties	2,933	2,087
	130,096	**69,515**

7. Financial expenses

Interest and finance charges on interest bearing liabilities	9,105	7,857
Unwinding of discount on provision for rehabilitation	1,593	980
	10,698	8,837
Amount capitalised	(3,558)	(3,833)
Finance costs expensed	**7,140**	**5,004**

8. Property plant and equipment

Cost		
Opening balance	458,237	286,667
Additions*	124,105	174,270
Disposal	(517)	-
Transfer**	(18,574)	(3,417)
Effect of changes in exchange rates	-	717
Closing balance	**563,251**	**458,237**
Accumulated depreciation		
Opening Balance	(54,682)	(34,534)
Depreciation	(36,327)	(20,360)
Disposal	459	-
Impairment	566	(140)
Transfer**	-	352
Closing balance	**(89,984)**	**(54,682)**
Net book value	**473,267**	**403,555**

*mostly relates to expenditure associated with the redevelopment and construction of the Gold Ridge operations.
**relates to transfer to Exploration and evaluation expenditure of $7.9 million (Refer note 9) and to Gold Ridge consumables and ore stock piles of $10.3 million.

9. Exploration and evaluation expenditure

	Unaudited 2011 $'000	2010 $'000
Cost		
At the beginning of financial year	27,307	14,404
Additions	1,996	15,724
Transferred from assets under construction*	7,877	558
Disposals	(183)	-
Effect of changes in exchange rates	-	(3,379)
At the end of the financial year	**36,997**	**27,307**

*relates to Simberi Sulphide feasibility study.

Exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the statement of comprehensive income.

10. Inventories

Raw materials and stores	36,029	6,121
Gold in circuit	26,272	14,020
Finished goods	18,034	2,770
	80,335	**22,911**

11. Contributed equity

(a) Ordinary shares

	Unaudited 2011	2010	Unaudited 2011		2010	
	Number of shares	Number of shares	Share Capital $000	Share Premium $000	Share Capital $000	Share Premium $000
Ordinary shares[1]	204,317,172	173,701,095	32,852	8,586	397,651	-
Balance at beginning of financial year	173,701,095	173,355,357	397,651	-	397,358	-
Placement 6 April 2011[2]	26,053,922	-	100,708	-	-	-
Transfer to capital reserve upon establishment of Allied Gold Mining PLC[3]	-	-	(461,064)	-	-	-
Conversion of options	3,192,506	345,738	504	5,847	707	-
Settlement of liability	1,369,649	-	213	2,739	-	-
	204,317,172	173,701,095	38,012	8,586	398,065	-
Cost of capital raising	-	-	(5,160)	-	(414)	-
Balance at the end of financial year	204,317,172	173,701,095	32,852	8,586	397,651	-

[1]On June 30, 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. All disclosures of shares and options in the report reflect this change as though the six for one exchange had always been in place.

[2]On April 6, 2011 Allied Gold Limited completed placement of 156.3 million new ordinary shares to institutional and sophisticated investors at AUD$0.60/GBP38.5p each. As part of the six for one exchange to Allied Gold Mining PLC shares this issue was converted to 26,053,922 shares.

[3]The share capital balance reflects that Allied Gold Mining Limited, an Australian company, was the parent entity of the Group until June 30, 2011 and as a consequence the Group did not have a share premium account. Upon the establishment of Allied Gold Mining PLC as the parent of the group, the balance of share capital in excess of par value of shares issued, as a result of the arrangement, were transferred to the capital reserve. Subsequent share issues have been recognised at par value in the share capital account with the balance shown as share premium.

Please refer to Note 2 of this report for a summary of accounting policies adopted, including the application of merger accounting under *Financial Reporting Standard 6- Acquisitions and Mergers* (UK) under the reconstructed Group.

Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

11. Contributed equity (*continued*)

Treasury shares

	Unaudited 2011 Number of shares	2010 Number of shares	Unaudited 2011 $'000	2010 $'000
Ordinary shares held by the employee benefit trust	2,161,245	-	5,741	-

The shares held by the employee benefit are expected to be sold on market. During the period 2,161,245 shares were purchased from employees by the employee benefit trust.

(b) Options

Options granted and exercised during the period, and on issue at balance date are as follows.

The table below sets out the movements in options during the year; refer note below for further details:

Exercise Price per option	Maturity	Options outstanding at January 1, 2011[1]	Options issued	Options expired or cancelled	Options exercised	Options outstanding at December 31, 2011
£1.26	31/10/11	2,483,328	-	(852,078)	(1,631,250)	-
£1.26	30/11/11	2,062,498	-	(666,666)	(1,395,832)	-
£1.26	31/12/11	249,999	-	(83,333)	(166,666)	-
£1.80	31/12/13	4,999,999	-	-	-	4,999,999
£1.80	31/12/13	195,831	-	-	-	195,831
£1.80	31/12/11	-	249,999	(249,999)	-	-
		9,991,655	**249,999**	**(1,852,076)**	**(3,193,748)**	**5,195,830**

[1]On June, 30 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. All disclosures of shares and options in the report reflect this change as though the six for one exchange had always been in place.

(c) Capital management

The primary objective of managing the Group's capital is to ensure that there is sufficient capital available, in the form of debt or equity funding, to support the funding requirements of the Group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position. There were no changes to the Group's overall capital management approach during the current year.

The Group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or combinations thereof.

	Unaudited 2011 $000	2010 $000
12. Borrowings		
Current		
Finance lease liability	8,944	7,932
Interest bearing loans	31,460	4,440
	40,404	12,372
Non-current		
Finance lease liability	9,393	13,531
Interest bearing loans	-	32,516
	9,393	46,047

Finance lease liability relates to facilities provided for mining equipment by Bank of South Pacific Limited and Caterpillar Finance. The Bank of South Pacific Limited facility is secured by a fixed and floating charge over the assets of Simberi Gold Company Limited. The Caterpillar Finance facility is secured by a fixed charge over the leased equipment. The facilities were fully drawn as at reporting date.

Interest bearing loans relates to a US$35 million facility provided to the Group by the International Finance Corporation Limited. The facility is secured by a fixed and floating charge over the assets of Gold Ridge Mining Limited and by a guarantee provided by Allied Gold Limited. The loan has been classified as current as the Company has announced its intention to repay this debt. The funds drawn down have been utilised to meet capital expenditure incurred as part of the redevelopment of the Gold Ridge Project.

The Group repaid the Bank of South Pacific Lease facility and the International Finance Corporation loan post balance date, refer note 18.

13. Provisions

Current		
Employee entitlements	1,567	1,257
Non-current		
Rehabilitation and restoration	22,726	10,527

During the period, the Group engaged an independent consultant to prepare a revised estimate of the cost of rehabilitating and restoring the environmental disturbance that has occurred up to 30 June 2011 at the Gold Ridge Project. Based on the independent consultant's report and a discount rate of 13%, the provision for rehabilitation and restoration for the Gold Ridge Project was increased by $10.6 million as at June 30, 2011.

14. Trade and other payables

Trade payables	34,755	10,916
Other Payables	5,854	4,530
	40,609	**15,446**

All trade and other payables are unsecured.

15. Share based payments

The Allied Gold Limited employee option plan was re-approved by shareholders at the Allied Gold Limited Annual General Meeting on November 28, 2008. The plan is designed to provide long term incentives for senior employees to deliver long term shareholder returns.

On June 30, 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC, a company incorporated in the United Kingdom, became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") London Stock Exchange PLC ("LSE") and commenced trading on the LSE's main market for listed securities ("Main Market") on June 30, 2011.

Given the implementation of the new corporate structure, all shares and options holdings have been transferred to Allied Gold PLC. All disclosures of shares and options in the report reflect this change.

The plan is designed to provide long term incentives for senior employees (including Directors) to deliver long term shareholder returns. All full time employees, part time employees and consultants to the group are eligible to participate in the plan at the absolute discretion of the Board. Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board. The options hold no voting rights, do not participate in dividends and are not transferable. All options granted are exercisable in exchange for one ordinary share in the Company for every option held.

Set out below are summaries of options granted under the plan:

	Unaudited 2011 Number of options	2010 Number of options
Outstanding at the beginning of the year	9,991,655	12,814,488
Granted	249,999	-
Lapsed	(1,852,076)	(2,477,095)
Exercised	(3,193,748)	(345,738)
Vested and exercisable at end of year	5,195,830	9,991,655

The weighted average share price upon exercise of options exercised during the year ended December 31, 2011 was £1.61 (2010: £2.06).

Fair value of options granted

The fair value of options at grant date was independently determined using a Black-Scholes option pricing model that takes into account the exercise prices, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

15. Share based payments (*continued*)

The model inputs for options granted during the year ended December 31, 2011 included:

Non Executive Director Options issued June 20, 2011

249,999 unlisted options (adjusted for the 1 for 6 share consolidation) were issued to Sean Harvey having received shareholder approval at the Extraordinary General Meeting on June 6, 2011. The terms and conditions of those options are summarised below:

	No vesting conditions	Vesting condition[1]
Fair value at grant date	A$0.04424	A$0.00884
Exercise price	A$0.50	A$0.50
Grant date	20/06/2011	20/06/2011
Expiry date	31/12/2011	31/12/2011
Share price at grant date	A$0.505	A$0.505
Expected price volatility of shares	25%	25%
Expected dividend yield	0%	0%
Risk free interest rate	4.8%	4.8%
Probability discount applied in relation to vesting conditions	0%	80%
Number of options	1,000,000	500,000

The basis for valuation is as per the grant date. On June 30, 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group and Allied Gold Limited's shares and options on issue were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Details of options issued pursuant to implementation of Option Schemes Arrangements were:

	No vesting conditions	Vesting condition[1]
Number of options	166,666	83,333
Exercise price	£1.80	£1.80

[1] *At the time of issue the vesting condition was that the options may not vest until the ordinary share price of the Allied Gold Limited's shares is greater than A$0.70 on five consecutive days after the date of grant. Under the option scheme approved by shareholders on June 6, 2011 the vesting condition is that, options may not vest until the ordinary share price of Allied Gold PLC's shares is greater than £2.56 on five consecutive days after the date of grant.*

16. Related party transactions

Arrangements with related parties continue to be in place. Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties. Detailed disclosure of transactions with related parties will be made in the Group's final consolidated report.

17. Commitments and contingencies

There has been no significant change to the Group's commitments and contingencies since reported in the Allied Gold Limited audited financial statements for the six months ended December 31, 2010 as included in the Allied Gold Mining PLC Prospectus dated June 17, 2011.

18. Subsequent events

On December 30, 2011, the Group entered into a 3-year $80 million gold prepayment facility. The facility was drawn down on January 3, 2012 and was used to repay the Company's $55 million in financing facilities provided by the International Finance Corporation and the Bank of South Pacific, with the balance of the funds providing substantial liquidity for the Group as it completes its existing capital expenditure projects.

No other matter or circumstance has arisen since 31 December 2011 that has significantly affected, or may significantly affect:

(a) the Group's operations in future financial years; or
(b) the results of those operations in future financial years; or
(c) the Group's state of affairs in future financial years.